SECURITY SYSTEMS, INC.




05070562

A world in which safety and security are growing priorities

A security-focused company with leading product brands

A year of record-setting revenues and new product innovations

Annual Report

NAPCO Security Systems, Inc. (Nasdaq: NSSC)

The Company is one of the world's most diversified manufacturers of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. Sold and installed by tens of thousands of security professionals, products from the NAPCO Group of Companies protect millions of homes, businesses, institutions and people around the globe.



Since 1969, NAPCO has enjoyed a reputation in the professional security community for advanced technology and high quality. Further, the Company possesses an expertise and sales presence in multiple product areas that enhances its sales leverage and opportunities in the marketplace.

A further advantage of our Group of Companies is their collective expertise in varied specialized technologies, enabling the development of unique products which actually create new markets.

Some examples of the technological expertise we possess are: Home/Business systems integration and automation, LAN/WAN & RS232 communications, biometrics, voice synthesis, microcomputerization, RF wireless, infrared and more.

Because we are unique, our Group of Companies has built many of the industry's best-known brand names, such as NAPCO, ALARM LOCK and CONTINENTAL INSTRUMENTS.

Today, the NAPCO Group of Companies is well positioned to capture a greater share of the expanding $30 billion global security marketplace and better serve society in its most trusted role — protecting people and property through technology.

5-YEAR STOCK PERFORMANCE COMPARISON
(In Dollars)


Dollars (indexed)
700
600
500
400
300
200
100
NAPCO
NYSE
NASDAQ
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
Source: data from Standard and Poors, Inc.

EBITDA
(In Thousands)


$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2003
2004
2005

For fiscal years 2005, 2004 and 2003, respectively, EBITDA has been calculated by adding depreciation and amortization ($1,156, $1,189 and $1,294), interest expense ($224, $420 and $727) and provision for income taxes ($3,227, $2,201 and $615) to net income ($5,629, $3,335 and $1,010).

Selected Financial Data

Fiscal year ended or at June 30,	**2005**	2004[1]	2003[1]	2002[1]	2001[1]
		(in thousands, except per share data)			
Statement of Earnings Data:					
Net sales	**$65,229**	$58,093	$57,340	$55,836	$54,771
Gross profit	**23,924**	19,540	15,401	14,717	14,317
Income from operations	**8,910**	6,065	2,225	2,817	1,859
Net income	**5,629**	3,335	1,010	1,575[5]	251[2]
Cash Flow Data:					
Net cash flows provided by operating activities	**$7,205**	$6,275	$6,482	$7,091	$1,326
Net cash flows used in investing activities	**(658)**	(681)	(752)	(709)	(8,283)
Net cash flows (used in) provided by financing activities	**(6,165)**	(6,592)	(5,436)	(5,919)	5,610
Per Share Data:					
Net earnings per common share:					
Basic	**$.66**	$.42	$.13	$.20	$.03
Diluted	**$.62**	$.39	$.12	$.19	$.03
Weighted average common shares outstanding:					
Basic	**8,562,000**	7,958,000	7,974,000	8,045,000	8,326,000
Diluted	**9,015,000**	8,497,000	8,537,000	8,494,000	8,465,000
Cash dividends declared per common share[3]	**$.00**	$.00	$.00	$.00	$.00
Balance Sheet Data:					
Working capital[4]	**$31,017**	$28,992	$28,843	$31,812	$33,232
Total assets	**59,907**	56,672	57,349	60,752	63,677
Long-term debt	**1,950**	6,400	14,100	16,588	21,567
Stockholders' equity	**43,678**	37,904	33,357	34,528	32,944





(1) Share and per share data restated to reflect the effect of a 2:1 stock split effective April 2004 and 20% stock dividend effective November 2004.

(2) Net income results for 2001 include Amortization Expense related to goodwill. Effective July 2001 the Company adopted SFAS No. 141 which, among other provisions, provides that those intangible assets that are classified as Goodwill with indefinite lives are no longer amortized (see also Note 1 to the Consolidated Financial Statements).

(3) The Company has never paid a dividend on its common stock. It is the policy of the Board of Directors to retain earnings for use in the Company's business. Any dividends must be authorized by the Company's primary lender.

(4) Working capital is calculated by deducting Current Liabilities from Current Assets.

(5) The Company eliminated a deferred tax asset and a related valuation allowance in fiscal 2002. This had the effect of increasing net income by $688,000 in fiscal 2002.

OPERATING INCOME
(In Thousands)


$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2003
2004
2005

NET INCOME
(In Thousands)


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2003
2004
2005

NET SALES
(In Thousands)


$70,000
$65,000
$60,000
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2003
2004
2005

To Our Shareholders

Dear Shareholders:

I am pleased to report another record-breaking year for NAPCO Security Systems, Inc. We realized the highest revenues and profits in our history and introduced more new products than in any previous year, driving future growth.

NAPCO's net sales rose to a record level of $65,229,000 for the year ended June 30, 2005, a 12% increase over the prior year. Net income grew to $5,629,000, also a record level, a 69% increase over fiscal year 2004. Earnings per share rose to $0.62, compared to $0.39 for FY 2004. Meanwhile, earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $10,236,000, up 43% from $7,145,000 in FY 2004.

Our balance sheet remains strong. Operating activities generated $7.2 million in net cash. Working capital was approximately $31 million with a current ratio of 4 to 1. Net borrowings were reduced to $1.95 million versus $8.3 million one year ago.

NAPCO was also recently honored by being included in the prestigious Russell Microcap Index. From 6/1/00 to 3/31/05, the Russell Microcap Index has seen a cumulative return of 50.8%. During this same period, NAPCO's cumulative return was 585%.

Strong Growth Continues

Current business conditions remain highly positive, including strong demand from security distributors, alarm dealers, access control integrators, locking distributors and locksmiths worldwide.

NAPCO is uniquely positioned, with 100% of revenues from the security market and no single direct competitor replicating all of our diverse product lines. We also enjoy tremendous goodwill from three globally respected brands: NAPCO intrusion products; ALARM LOCK electronic locking devices; and CONTINENTAL access control products.



Richard L. Soloway
Chairman, President, and CEO

To maintain our brand leadership position, we seek continually to improve all aspects of our operations, including strategic long-term investments in key areas such as: (a) manufacturing advanced IT-compatible security products; (b) custom manufacturing for large security installation companies;

A new series of Euro-designed security products.

Remote video of a home or business accessible by cell phone or computer.

and (c) expanding our global presence. Also, strategic acquisitions that are immediately accretive and synergistic continue to be a major focus for our Company.

Fully Integrated IT-Compatible Solutions

Unique growth opportunities continue to arise from the rapid convergence of IT-compatible security, fire, locking and access control systems, wireless and Internet-based technologies. Remaining ahead of this curve requires a strong commitment to new product development.

With approximately 7.5% of annual revenues reinvested into new product development, NAPCO expects to see significant future returns on these investments, as last year the Company introduced over 40 new products to critical acclaim at major industry trade shows, with growing demand among distributors and dealers worldwide. Some of these products are shown below.

Custom Manufacturing Expands

Custom manufacturing for large security installation companies offers numerous benefits to NAPCO, including increased capacity utilization at our two manufacturing facilities, higher incremental revenue and improved overhead absorption rates.

One example involves a multi-year agreement to manufacture a NAPCO patented product, the Safewatch® EZ, for ADT Security Systems, Inc. (ADT), the largest security installation company in the USA. Recently, this line was enhanced to include a new wireless version. In addition, we have begun marketing complementary private label products through our global distribution network. This incremental business may prove highly synergistic, boosting top line revenues with minimal effect on overhead.

An Expanded Global Presence

International sales grew significantly last year. Far from mature, the export market is roughly equal to the domestic market on an industry-wide basis. NAPCO's expanding global reach, currently spanning 59 nations, is a result of both a stronger international sales management team and a growing distribution network. This year also marked the successful debut of products specifically designed for European standards, all manufactured by NAPCO to world-recognized ISO-9001:2000 quality management standards.

Maximizing Domestic Sales Growth Opportunities

Revenues from the U.S. residential market continue to grow, of which new home construction remains a small factor. Addressing this market, the Company recently introduced a line of Structured Wiring Systems that network alarms, voice & data throughout the home. We also see a great



Our family of locking devices continues to expand into new applications.

Back-up radio alarm reporting system.


Star
TELEMETRY UNIT
NAPCO



Networked structured wiring system for new home construction.

opportunity to penetrate the 80% of US households that currently do not have monitored alarm systems. To unlock this untapped market, NAPCO will soon introduce a potential breakthrough line of patented, simplicity-focused, "transparent" security systems available exclusively through our loyal dealer base.

Commercial applications represent another powerful foundation for future growth. With our broad portfolio of intrusion, fire alarm, locking and access control systems, NAPCO offers fully integrated and comprehensive solutions to airports, military bases, government buildings, pharmaceutical and research labs, educational institutions, hospitals, retail establishments, corporate facilities, distribution centers, etc.

Our extensive network of government and military qualified installers leaves us well positioned to capitalize on growth opportunities involving Federal funds for Homeland Security, including Government Services Administration (GSA)-approved single-door and multi-door access control systems featuring advanced data logging and reporting capabilities.

Looking to the Future

I remain highly optimistic about the future of our Company, and our industry. Growing concerns over violent crime and public safety are propelling the security industry forward. The global security market is now estimated to be a $30 billion industry.

On the combined strengths of a visionary management team, highly professional and dedicated employees, an unparalleled network of loyal customers, and a 30-year reputation for product innovation and quality, we will seek to continue rewarding our shareholders with solid and sustainable growth. Assuming that worldwide economic growth remains stable, fiscal 2006 could be another record-setting year.

Once again, I can think of no better opportunity for our Company and our shareholders than to be a 100% security-focused company in an increasingly security-focused world.

Sincerely,

Richard L. Soloway
Chairman, President and CEO

This letter contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

Safewatch and ADT are trademarks of ADT Security Services, Inc.


SUPER TWO
CONTINENTAL INSTRUMENTS


Roy Yellowstone
ParkCorp.

Expanding line of fully integrated access control products.


STAY
TBL
STAY
AWAY
BYPASS
SILENCE
ADT

Second generation wireless home security system custom manufactured for ADT.


PLATINUM

A full line of security system power supplies.

Overview

The Company is a diversified manufacturer of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. International sales accounted for approximately 16% of our revenues for fiscal year 2005.

The Company owns and operates manufacturing facilities in Amityville, New York and the Dominican Republic. A significant portion of our operating costs are fixed, and do not fluctuate with changes in customer demand or utilization of our manufacturing capacity. As product demand rises and factory utilization increases, the fixed costs are spread over increased output, which should improve profit margins. Conversely, when sales decline our fixed costs are spread over reduced levels, thereby decreasing margins.

In February 2004 the Company entered into a joint venture with an unrelated company to sell security-related products, including those manufactured by the Company, in the Middle East. The Company owns 51% of the newly formed company, an LLC organized in New York, which has its main operations in the United Arab Emirates. To date, revenues generated by this joint venture have been immaterial.

The security market is characterized by constant incremental innovation in product design and manufacturing technologies. Generally, the Company devotes 7-8% of revenues to research and development (R&D) on an annual basis. Products resulting from our R&D investments in fiscal 2005 did not contribute materially to revenue during this fiscal year, but should benefit the Company over future years. In general, the new products introduced by the Company are initially shipped in limited quantities, and increase over time. Prices and manufacturing costs tend to decline over time as products and technologies mature.

Economic and Other Factors

The post September 11 era has generally been characterized by a favorable business climate for suppliers of electronic security products and services versus the rather sluggish performance of most technology related sectors during the similar period. Electronic security vendors, however, did not completely escape the fallout from the broader downturn in capital spending in the economy. The Company believes the security equipment market is likely to continue to exhibit healthy growth, particularly in industrial sectors, due to ongoing concerns over the adequacy of security safeguards.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products prior to the summer; therefore sales of its products peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. To a lesser degree, sales in Europe are also adversely impacted in the Company's first fiscal quarter because of European vacation patterns, i.e., many distributors and installers are closed for the month of August.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition; concentration of credit risk; inventory; goodwill; and income taxes.

Revenue Recognition

Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of purchase. We report our sales levels on a net sales basis, which is computed by deducting from gross sales the amount of actual returns received and an amount established for anticipated returns and allowances.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales and income. This accrual is calculated based on a history of gross sales and actual sales returns, as well as management's estimate of anticipated returns and allowances. As a percentage of gross sales, sales returns and allowances were 6%, 7% and 10% in fiscal 2005, 2004 and 2003, respectively.

Concentration of Credit Risk

An entity is more vulnerable to concentrations of credit risk if it is exposed to risk of loss greater than it would have had it mitigated its risk through diversification of customers. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

The Company had two customers (Customer A and B) with accounts receivable balances that aggregated 35% and 31% of the Company's accounts receivable at June 30, 2005 and 2004, respectively. Sales to neither of these customers exceeded 10% of net sales in any of the past three years.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions in the amount of $380,000 and $355,000 as of June 30, 2005 and 2004, respectively. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. This allowance is based upon the evaluation of accounts receivable agings, specific exposures and historical trends.



Inventory

We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

Goodwill

Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These statements established accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized.

Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The Company has performed its annual impairment evaluation required by this standard and determined that the goodwill is not impaired.

Income Taxes

Deferred income taxes are recognized for the expected future tax consequences of temporary differences between the amounts reflected for financial reporting and tax purposes. Net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. If the Company determines that a deferred tax asset will not be realizable or that a previously reserved deferred tax asset will become realizable, an adjustment to the deferred tax asset will result in a reduction of, or increase to, earnings at that time. The provision (benefit) for income taxes represents U.S. Federal, state and foreign taxes. Through June 30, 2001, the Company's subsidiary in the Dominican Republic, Napco/Alarm Lock Grupo Internacional, S.A. ("Napco DR"), was not subject to tax in the United States, as a result, no taxes were provided. Effective July 1, 2001, the Company made a domestication election for Napco DR. Accordingly, its income is subject to taxation in the United States on a going forward basis.

In March 2003, Napco Security Systems, Inc. timely filed its income tax return for the fiscal year ended June 30, 2002. This return included an election to treat one of the Company's foreign subsidiaries, Napco DR, as if it were a domestic corporation beginning July 1, 2001. This election was based on a then recently enacted Internal Revenue Code ("Code") provision. As a result of this election, Napco DR is treated, for Federal income tax purposes, as transferring all of its assets to a domestic corporation in connection with an exchange. Although this type of transfer usually results in the recognition of taxable income to the extent of any untaxed earnings and profits, the Code provision provides an exemption for applicable corporations. The Company qualifies as an applicable corporation pursuant to this Code section, and based on this Code exemption, the Company treated the transfer of approximately $27,000,000 of Napco DR's untaxed earnings and profits as nontaxable.

The Internal Revenue Service has issued a Revenue Procedure which is inconsistent with the Code exemption described above. The Code is the actual law; a Revenue Procedure is the IRS's interpretation of the law. The Code has a higher level of authority than a Revenue Procedure. Management believes that it has appropriately relied on the guidance in the Code when filing its income tax return. If challenged, the Company believes that the potential liability would range from $0 to $9,450,000. However, the Company also believes there are other mitigating factors that would limit the amount of the potential liability, and as a result, management accrued a liability of $2,243,000 as of June 30, 2002. The Company's tax provision utilizes estimates made by management and as such, is subject to change as described in Note 1 of the Consolidated Financial Statements.

Liquidity and Capital Resources

The Company's cash on hand combined with proceeds from operating activities during fiscal 2005 were adequate to meet the Company's capital expenditure needs and short and long-term debt obligations. The Company's primary internal source of liquidity is the cash flow generated from operations. The primary source of financing related to borrowings under an $18,000,000 secured revolving credit facility. The Company expects that cash generated from operations and cash available under the Company's bank line of credit will be adequate to meet its short-term liquidity requirements. As of June 30, 2005, the Company's unused sources of funds consisted principally of $1,178,000 in cash and approximately $16,050,000 which represents the unused portion of its secured revolving credit facility. The Company's management believes that current working capital, cash flows from operations and its revolving credit agreement will be sufficient to fund the Company's operations through at least the first quarter of fiscal 2007.

In May 2001, the Company amended its secured revolving credit agreement with its primary bank. The Company's borrowing capacity under the amended agreement was increased to $18,000,000. The amended revolving credit agreement is secured by all the accounts receivable, inventory and certain other assets of Napco Security Systems, Inc., a first and second mortgage on the Company's headquarters in Amityville, New York and common stock of three of the Company's subsidiaries. The revolving credit agreement bears interest at either the Prime Rate less 1/4% or an alternate rate based on LIBOR as described in the agreement.

The revolving credit agreement, which previously had an expiration date of July 2005, has been extended to September 2008. Any outstanding borrowings must be repaid or refinanced on or before that time. The agreement contains various restrictions and covenants including, among others, restrictions on payment of cash dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. As of June 30, 2005, the Company was not in compliance with one of these covenants for which it has received the appropriate waiver from its bank. In December 2004 the Company utilized a portion of this facility to accelerate full repayment of its 2003 and 2000 term loans described below.

In January 2003, the Company repurchased 600,000 shares of its common stock from two shareholders, unaffiliated with the Company, at $4.06 per share, a discount from its then current trading price of $4.17. The transaction was approved by the board of directors and the purchase price of $2,442,000 (including fees of $5,000) was financed through the Company's revolving line of credit and a new five (5) year term loan from its primary lender for $1,250,000. The Company repaid the loan in full in December 2004.

The Company takes into consideration a number of factors in measuring its liquidity, including the ratios set forth below:

	2005	2004	2003
Current Ratio	**4.0 to 1**	4.3 to 1	4.2 to 1
Sales to Receivables	**3.0 to 1**	2.9 to 1	3.3 to 1
Total Debt to Equity	**.04 to 1**	.2 to 1	.5 to 1

As of June 30, 2005, the Company had no material commitments for purchases or capital expenditures, except as discussed below.

On April 26, 1993, the Company's foreign subsidiary entered into a 99-year land lease of approximately 4 acres of land in the Dominican Republic, at an annual cost of approximately $288,000.

On July 27, 2000, the Company signed an Asset Purchase Agreement to acquire the net assets of Continental Instruments, LLC ("Continental") for a purchase price of $7,522,500 in cash, less subsequent purchase price adjustments of approximately $460,000, plus future deferred payments of $1,700,000 in cash to be paid over 24 months. The Company financed the transaction with borrowings under a 60 month installment loan of $8,250,000. Continental designs and sells access control and other security control systems to dealers and distributors worldwide. The Company repaid the loan in full in December 2004.

Working Capital

Working capital increased by $2,025,000 to $31,017,000 at June 30, 2005 from $28,992,000 at June 30, 2004. The increase in working capital was primarily the result of the increase in net income as partially offset by debt reduction and an increase in accounts receivable and inventory. Working capital is calculated by deducting Current Liabilities from Current Assets.

Accounts Receivable

Accounts Receivable increased by $1,972,000 to $21,899,000 at June 30, 2005 from $19,927,000 at June 30, 2004. This increase resulted primarily from the granting of additional payment terms to certain of the Company's burglar alarm customers as well as the increased sales during the fourth quarter of fiscal 2005 as compared to the fourth quarter of fiscal 2004.

Inventory

Inventory increased by $1,648,000 to $16,242,000 at June 30, 2005 as compared to $14,594,000 at June 30, 2004. The increase in inventory levels was primarily the result of the Company's production planning for the increased sales levels.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses increased by $2,260,000 to $8,923,000 as of June 30, 2005 as compared to $6,663,000 at June 30, 2004.

Off-Balance Sheet Arrangements

The Company does not maintain any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the Company's contractual obligations by fiscal year:

	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$1,950,000	$ —	$ —	$1,950,000	$ —
Land lease (87 years remaining)[1]	25,056,000	288,000	576,000	576,000	23,616,000
Operating lease obligations	154,000	86,000	68,000	—	—
Other long-term obligations	2,517,000	1,125,000	1,392,000	—	—
Total	$29,677,000	$1,499,000	$2,036,000	$2,526,000	$23,616,000

(1) see footnote 10 to the Consolidated Financial Statements.

Results of Operations

Fiscal 2005 Compared To Fiscal 2004

Fiscal Year Ended June 30,	**2005**	2004	% Increase/ (decrease)
Net sales	**$65,229**	$58,093	12%
Gross profit	**23,924**	19,540	22%
Gross profit as a % of net sales	**36.7%**	33.6%	3.1%
Selling, general and administrative	**15,014**	13,475	11%
Income from operations	**8,910**	6,065	47%
Interest expense	**224**	420	(47)%
Other expense	**58**	109	(47)%
Provisions for income taxes	**3,227**	2,201	47%
Net income	**5,629**	3,335	69%

Net Sales

Net sales in fiscal 2005 increased by 12% to $65,229,000 from $58,093,000 in fiscal 2004. The Company's sales growth was primarily due to increased sales of the Company's burglar alarm and door locking products. During the quarter ended December 31, 2003, the Company began the process of realigning its burglar alarm products distribution network which culminated in the termination of a major burglar alarm distributor. The Company reallocated its burglar alarm products business across its extensive national network of independent distributors. The Company has seen the positive effects of this realignment reflected in the increase in net sales as well as the increase in gross profit as discussed below.

Gross Profit

The Company's gross profit increased $4,384,000 to $23,924,000 or 36.7% of net sales in fiscal 2005 as compared to $19,540,000 or 33.6% of net sales in fiscal 2004. The increase in gross profit in both absolute dollars and as a percentage of net sales was due primarily to the increased overhead absorption associated with the increase in net sales, a decrease in the Company's inventory obsolescence reserve resulting primarily from the increase in net sales, increased margins resulting from the realignment of the Company's burglar alarm products as well as cost reductions of certain of the Company's raw material costs.

Expenses

Selling, general and administrative expenses as a percentage of net sales remained relatively constant at 23% in both fiscal 2005 and fiscal 2004.

Interest Expense

Interest expense for fiscal 2005 decreased by $196,000 to $224,000 from $420,000 for the same period a year ago. The decrease in interest expense is primarily the result of the reduction of the Company's outstanding debt by $6,350,000 during fiscal 2005.

Other Expenses

Other expenses decreased $51,000 to $58,000 in fiscal 2005 as compared to $109,000 in fiscal 2004.

Income Taxes

The Company's provision for income taxes increased by $1,026,000 to a provision of $3,227,000 in fiscal 2005 as compared to $2,201,000 in fiscal 2004. This increase in the provision for income taxes is primarily due to a $3,092,000 increase in income before income taxes in fiscal 2005 as compared to fiscal 2004. The increase in income before income taxes is due primarily to the items discussed above.

Fiscal 2004 Compared To Fiscal 2003

Fiscal Year Ended June 30,	**2004**	2003	% Increase/ (decrease)
Net sales	**$58,093**	$57,340	1%
Gross profit	**19,540**	15,401	27%
Gross profit as a % of net sales	**33.6%**	26.9%	6.7%
Selling, general and administrative	**13,475**	13,176	2%
Income from operations	**6,065**	2,225	173%
Interest expense	**420**	727	(42)%
Other expense (income)	**109**	(127)	(186)%
Provisions for income taxes	**2,201**	615	258%
Net income	**3,335**	1,010	230%

Net Sales

Net sales in fiscal 2004 increased by 1% to $58,093,000 from $57,340,000 in fiscal 2003. The Company's sales growth was primarily due to increased sales in the Company's door locking and access control products, as partially offset by lower burglar alarm sales principally as a result of a major distributor's introduction of its company-wide inventory reduction program, which reduced its purchasing levels. During the quarter ended December 31, 2003, the Company began the process of realigning its burglar alarm products distribution network which culminated in the termination of the aforementioned major burglar alarm distributor. The Company reallocated its burglar alarm products business across its extensive national network of independent distributors.

Gross Profit

The Company's gross profit increased $4,139,000 to $19,540,000 or 33.6% of net sales in fiscal 2004 as compared to $15,401,000 or 26.9% of net sales in fiscal 2003. The increase in gross profit in both absolute dollars and as a percentage of net sales was due primarily to the shift in product mix towards higher margin products such as door locking devices and access control products. Gross profit was also positively impacted by lower manufacturing overhead costs due, in part, to a favorable change in the exchange rate relating to the Company's Dominican Republic manufacturing facility as well as cost reductions of certain of the Company's raw material costs.

Expenses

Selling, general and administrative expenses increased by 2% to $13,475,000, or 23% of net sales in fiscal 2004 from $13,176,000, or 23% of net sales in fiscal 2003. This increase was due primarily to the increase in certain variable selling expenses associated with the increase in net sales from fiscal 2003 to 2004.

Interest Expense

Interest expense for fiscal 2004 decreased by $307,000 to $420,000 from $727,000 for the same period a year ago. The decrease in interest expense is primarily the result of the Company reducing its outstanding debt by $7,700,000 during fiscal 2004.

Other Expenses

Other expenses increased $236,000 to an expense of $109,000 in fiscal 2004 as compared to income of $127,000 in fiscal 2003. This increase resulted primarily from the Company settling litigation during the quarter ended September 30, 2002 which it had initiated as the plaintiff and realized a gain of approximately $210,000. This gain was recorded as Other Income during the quarter ended September 30, 2002.

Income Taxes

The Company's provision for income taxes increased by $1,586,000 to a provision of $2,201,000 in fiscal 2004 as compared to $615,000 in fiscal 2003. This increase in the provision for income taxes is primarily due to a $3,911,000 increase in income before income taxes in fiscal 2004 as compared to fiscal 2003. The increase in income before income taxes is due primarily to the items discussed above.

Stock Dividend and Stock Split

In November 2004, the Company's Board of Directors approved a twenty percent (20%) stock dividend of the Company's common stock payable to stockholders of record on November 22, 2004. The effect of the stock dividend, which has been accounted for similar to a stock split, has been retroactively reflected in all share and per share data. The additional shares of 1,424,118 were distributed on December 6, 2004. There is no net effect on total stockholders' equity as a result of the stock dividend.

In March 2004, the Company's Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend of the Company's common stock payable to stockholders of record on April 13, 2004. The additional shares were distributed on April 27, 2004. The Company utilized all 2,871,056 of its shares held as treasury stock as of April 27, 2004 plus an additional 609,260 shares in paying this stock dividend. The cost of treasury stock was applied first to additional paid-in capital (to the extent there was a positive balance), then directly to retained earnings. All share and per share amounts (except par value) have been retroactively adjusted to reflect the stock split. There was no net effect on total stockholders' equity as a result of the stock split.

Forward-Looking Information

This Annual Report and the information incorporated by reference may include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The Company intends the Forward-Looking Statements to be covered by the Safe Harbor Provisions for Forward-Looking Statements. All statements regarding the Company's expected financial position and operating results, its business strategy, its financing plans and the outcome of any contingencies are Forward-Looking Statements. The Forward-Looking Statements are based on current estimates and projections about our industry and our business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such Forward-Looking Statements. The Forward-Looking Statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any Forward-Looking Statements. For example, the Company is highly dependent on its Chief Executive Officer for strategic planning. If he is unable to perform his services for any significant period of time, the Company's ability to continue growing could be adversely affected. In addition, factors that could cause actual results to differ materially from the Forward-Looking Statements include, but are not limited to, adverse tax consequences of offshore operations, distribution problems, unforeseen environmental liabilities and the uncertain military, political and economic conditions in the world.

Quantitative and Qualitative Disclosures about Market Risk

The Company's principal financial instrument is long-term debt (consisting of a revolving credit and term loan facility) that provides for interest at a spread below the prime rate. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under this credit facility. At June 30, 2005, an aggregate principal amount of approximately $1,950,000 was outstanding under the Company's credit facility with a weighted average interest rate of approximately 5%. If principal amounts outstanding under the Company's credit facility remained at this year-end level for an entire year and the prime rate increased or decreased, respectively, by 1% the Company would pay or save, respectively, an additional $20,000 in interest that year.

Where appropriate, the Company requires that letters of credit be provided on foreign sales. In addition, a significant number of transactions by the Company are denominated in U.S. dollars. As such, the Company has shifted foreign currency exposure onto many of its foreign customers. As a result, if exchange rates move against foreign customers, the Company could experience difficulty collecting unsecured accounts receivable, the cancellation of existing orders or the loss of future orders. The foregoing could materially adversely affect the Company's business, financial condition and results of operations. In addition, the Company transacts certain sales in Europe in British Pounds Sterling, therefore exposing itself to a certain amount of foreign currency risk. Management believes that the amount of this exposure is immaterial. We are also exposed to foreign currency risk relative to the Dominican Peso ("RD$"), the local currency of the Company's production facility in the Dominican Republic. The result of a 10% strengthening in the U.S. dollar to our RD$ expenses would result in an annual decrease in income from operations of approximately $260,000.



Consolidated Balance Sheets

June 30,	2005	2004
	(in thousands, except share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$1,178**	$796
Accounts receivable, less reserve for doubtful accounts of $380 and $355, respectively	**21,899**	19,927
Inventories	**16,242**	14,594
Prepaid expenses and other current assets	**799**	760
Deferred income taxes	**1,356**	1,763
Total current assets	**41,474**	37,840
PROPERTY, PLANT AND EQUIPMENT, net	**8,533**	8,987
GOODWILL, net	**9,686**	9,686
OTHER ASSETS	**214**	159
Total assets	**$59,907**	$56,672

See accompanying notes to consolidated financial statements.

	2005	2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	**$ —**	$1,900
Accounts payable	**5,249**	3,789
Accrued expenses	**1,156**	963
Accrued salaries and wages	**2,518**	1,911
Accrued income taxes	**1,534**	285
Total current liabilities	**10,457**	8,848
Long-term debt, net of current portion	**1,950**	6,400
Accrued income taxes	**2,243**	2,243
Deferred income taxes	**1,579**	1,277
Total liabilities	**16,229**	18,768
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:[1]		
Common stock, par value $0.01 per share; Authorized 21,000,000 shares; issued and outstanding 8,655,110 and 8,503,670 shares, respectively;	**87**	85
Additional paid-in capital	**11,628**	11,381
Retained earnings	**31,963**	26,438
Total stockholders' equity	**43,678**	37,904
Total liabilities and stockholders' equity	**$59,907**	$56,672

[1] The 20% stock dividend declared on November 8, 2004 (see Note 1), has been retroactively reflected in Stockholders' Equity.
See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended June 30,	2005	2004	2003
	(in thousands, except share and per share data)		
NET SALES	**$65,229**	$58,093	$57,340
COST OF SALES	**41,305**	38,553	41,939
Gross profit	**23,924**	19,540	15,401
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**15,014**	13,475	13,176
Operating income	**8,910**	6,065	2,225
OTHER INCOME (EXPENSE):			
Interest expense, net	**(224)**	(420)	(727)
Other, net	**(58)**	(109)	127
	(282)	(529)	(600)
Income before for income taxes	**8,628**	5,536	1,625
MINORITY INTEREST IN LOSS OF SUBSIDIARY	**228**	—	—
PROVISION FOR INCOME TAXES	**3,227**	2,201	615
Net income	**$5,629**	$3,335	$1,010
EARNINGS PER SHARE:[1]			
Basic	**$0.66**	$0.42	$0.13
Diluted	**$0.62**	$0.39	$0.12
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:[1]			
Basic	**8,562,211**	7,958,400	7,974,400
Diluted	**9,014,962**	8,497,200	8,536,800

[1] The 20% stock dividend declared on November 8, 2004 (see Note 1), has been retroactively reflected in all 2004 and 2003 per share data.
See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity[1]

Years Ended June 30, 2005, 2004 and 2003	Common Stock Number of shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Number of Shares	Treasury Stock Amount	Total
			(in thousands, except share data)				
BALANCE — June 30, 2002	6,766,392	$68	—	$34,460	—	—	$34,528
Retroactive effect of 20% stock dividend effective November 2004	1,353,278	13	11,236	(11,250)	—	—	(1)
Balance — June 30, 2002 as adjusted	8,119,670	81	—	23,210	—	—	34,527
Purchase of treasury shares	(600,000)	(6)	—	(2,437)	—	—	(2,443)
Exercise of employee stock options	157,200	2	—	260	—	—	262
Net income	—	—	—	1,010	—	—	1,010
BALANCE— June 30, 2003	7,676,870	77	11,236	22,043	—	—	33,356
Exercise of employee stock options, July 1, 2003 to April 27, 2004	728,208	7	—	956	—	—	963
Tax benefit in connection with exercise of stock options	—	—	—	104	—	—	104
Exercise of employee stock options, April 28, 2004 to June 30, 2004	98,592	1	145	—	—	—	146
Net income	—	—	—	3,335	—	—	3,335
BALANCE — June 30, 2004	8,503,670	85	11,381	26,438	—	—	37,904
Exercise of employee stock options	151,440	2	247	—	—	—	249
Net income	—	—	—	5,629	—	—	5,629
Adjustment to tax benefit on exercise of stock options	—	—	—	(104)	—	—	(104)
BALANCE — June 30, 2005	**8,655,110**	**$87**	**$11,628**	**$31,963**	**—**	**—**	**$43,678**

[1] Restated to reflect the effect of a 20% stock dividend effective November 2004.
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended June 30,	2005	2004	2003
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$5,629**	$3,335	$1,010
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,156**	1,189	1,294
Provision for doubtful accounts	**43**	140	16
Deferred income taxes	**709**	(49)	173
Tax adjustment in connection with exercise of stock options	**(104)**	104	—
Changes in operating assets and liabilities:			
Accounts receivable	**(2,014)**	(2,642)	872
Inventories	**(1,648)**	2,328	2,041
Prepaid expenses and other current assets	**(39)**	(235)	366
Other assets	**(35)**	90	(90)
Accounts payable, accrued expenses, accrued salaries and wages, and accrued income taxes	**3,508**	2,015	800
Net cash provided by operating activities	**7,205**	6,275	6,482
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	**(658)**	(681)	(752)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments on long-term debt	**(9,700)**	(8,700)	(7,505)
Proceeds from long-term debt	**3,350**	1,000	4,250
Purchase of treasury shares	**—**	—	(2,442)
Proceeds from exercise of employee stock options	**249**	1,108	261
Loan costs paid	**(64)**	—	—
Net cash used in financing activities	**(6,165)**	(6,592)	(5,436)
Net increase (decrease) in cash and cash equivalents	**382**	(998)	294
CASH and cash equivalents, beginning	**796**	1,794	1,500
CASH and cash equivalents, ending	**$1,178**	$796	$1,794
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid, net	**$217**	$427	$733
Income taxes paid	**$1,366**	$106	$15

See accompanying notes to consolidated financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Napco Security Systems, Inc. and subsidiaries (the "Company") is engaged principally in the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use.

Principles of Consolidation

The consolidated financial statements include the accounts of Napco Security Systems, Inc. and all of its wholly-owned subsidiaries. The Company has also consolidated a 51%-owned joint venture. The 49% interest, held by a third party, is reflected as minority interest. All intercompany balances and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates include management's judgments associated with revenue recognition, concentration of credit risk, inventories, goodwill and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include approximately $419,000 and $308,000 of short-term time deposits at June 30, 2005 and 2004, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of June 30, 2005 and 2004.

Accounts Receivable

Accounts receivable is stated net of the allowance for doubtful accounts of $380,000 and $355,000 as of June 30, 2005 and June 30, 2004, respectively. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. This allowance is based upon the evaluation of accounts receivable agings, specific exposures and historical trends.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

In addition, the Company records an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. For the fiscal years 2005, 2004 and 2003, charges/(recoveries) and balances in these reserves amounted to $(517,000) and $1,518,000; $1,035,000 and $2,035,000; $300,000 and $1,000,000; respectively. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation is recorded over the estimated service lives of the related assets using primarily the straight-line method. Amortization of leasehold improvements is calculated by using the straight-line method over the estimated useful life of the asset or lease term, whichever is shorter.

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These statements established accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment on an annual basis. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized.

Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The Company has performed its annual impairment evaluation required by this standard and determined that the goodwill is not impaired.

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin Topic 13, Revenue Recognition, the Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) there is a fixed and determinable price for the Company's product, (iii) shipment and passage of title occurs, and (iv) collectibility is reasonably assured. Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of the sale. The Company reports its sales levels on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and the amount of reserves established for anticipated sales returns.

Advertising and Promotional Costs

Advertising and promotional costs are included in "Selling, General and Administrative" expenses in the consolidated statements of income and are expensed as incurred. Advertising expense for the fiscal years ended June 30, 2005, 2004 and 2003 was $1,255,000, $1,030,000 and $1,128,000, respectively.

Research and Development Costs

Research and development costs incurred by the Company are charged to expense in the year incurred. Company-sponsored research and development costs of $4,865,000, $4,254,000 and $4,516,000 were charged to expense for the fiscal years ended June 30, 2005, 2004 and 2003, respectively and are included in "Cost of Sales" in the consolidated statements of income.

Income Taxes

Deferred income taxes are recognized for the expected future tax consequences of temporary differences between the amounts reflected for financial reporting and tax purposes. Net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. If the Company determines that a deferred tax asset will not be realizable or that a previously reserved deferred tax asset will become realizable, an adjustment to the deferred tax asset will result in a reduction of, or increase to, earnings at that time. The provision (benefit) for income taxes represents U.S. Federal, State and foreign taxes. Through June 30, 2001, the Company's subsidiary in the Dominican Republic, Napco/Alarm Lock Grupo Internacional, S.A. ("Napco DR"), was not subject to tax in the United States, as a result, no taxes were provided. Effective July 1, 2001, the Company made a domestication election for Napco DR. Accordingly, its income is subject to taxation in the United States on a going forward basis.

Stock Dividend and Stock Split

In November 2004, the Company's Board of Directors approved a twenty percent (20%) stock dividend of the Company's common stock payable to stockholders of record on November 22, 2004. The effect of the stock dividend, which has been accounted for similar to a stock split, has been retroactively reflected in all share and per share data. The additional shares of 1,424,118 (on a pre-dividend basis) were distributed on December 6, 2004. There is no net effect on total stockholders' equity as a result of the stock dividend.

In March 2004, the Company's Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend of the Company's common stock payable to stockholders of record on April 13, 2004. The additional shares were distributed on April 27, 2004. The Company utilized all 2,871,056 (on a pre-split basis) of its shares held as treasury stock as of April 27, 2004 plus an additional 609,260 (on a pre-split basis) shares in paying this stock dividend. The cost of treasury stock was applied first to additional paid-in capital (to the extent there was a positive balance), then directly to retained earnings. All share and per share amounts (except par value) have been retroactively adjusted to reflect the stock split. There was no net effect on total stockholders' equity as a result of the stock split.

Earnings Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net income per common share (Basic EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share (Diluted EPS) is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding. SFAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the consolidated statements of income.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended June 30 (in thousands, except per share data):

	Net income			Weighted Average Shares			Net income per share		
	2005	2004	2003	**2005**	2004	2003	**2005**	2004	2003
Basic EPS:	**$5,629**	$3,335	$1,010	**8,562**	7,958	7,974	**$0.66**	$0.42	$0.13
Effect of Dilutive Securities:									
Employee stock options	—	—	—	**453**	539	563	**(0.04)**	(0.03)	(0.01)
Diluted EPS:	**$5,629**	$3,335	$1,010	**9,015**	8,497	8,537	**$0.62**	$0.39	$0.12

Options to purchase 0, 12,000 and 67,200 shares of common stock for the three fiscal years ended June 30, 2005, 2004 and 2003, respectively, were not included in the computation of Diluted EPS because the exercise prices exceeded the average market price of the common shares for the respective periods and, accordingly, their inclusion would be anti-dilutive. These options were still outstanding at the end of the respective periods.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company has elected to continue to apply the intrinsic value method of accounting set forth in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, while providing the required pro forma disclosures as if the fair value method of SFAS No. 123 had been applied.

Under the intrinsic value method, no compensation expense is recognized if the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant. Accordingly, no compensation cost has been recognized on options granted to employees. SFAS No. 123, requires that the Company provide pro forma information regarding net earnings and net earnings per common share as if compensation cost for the Company's stock option programs had been determined in accordance with the fair value method prescribed therein. The Company adopted the disclosure portion of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure requiring quarterly SFAS No. 123 pro forma disclosure. The following table illustrates the effect on net earnings and earnings per common share as if the fair value method had been applied to all outstanding awards in each period presented:

Year Ended June 30,	**2005**	2004	2003
	(in thousands, except per share data)		
Net income, as reported	**$5,629**	$3,335	$1,010
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**227**	210	329
Pro forma net income	**$5,402**	$3,125	$681
Earnings per common share[1]:			
Net earnings per common share — Basic, as reported	**$0.66**	$0.42	$0.13
Net earnings per common share — Basic, pro forma	**$0.63**	$0.39	$0.09
Net earnings per common share — Diluted, as reported	**$0.62**	$0.39	$0.12
Net earnings per common share — Diluted, pro forma	**$0.60**	$0.37	$0.08

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003
Risk-free interest rates	4.70%	2.71%
Expected lives	5 years	5 years
Expected volatility	48%	42%
Expected dividend yields	0%	0%

(1) Information reflects stock dividend and stock split discussed above.

Foreign Currency

All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The realized and unrealized gains and losses associated with foreign currency translation, as well as related other comprehensive income, were not material for the three years ended June 30, 2005.

Comprehensive Income

The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established rules for the reporting of comprehensive income and its components. For the fiscal years ended June 30, 2005, 2004 and 2003, the Company's operations did not give rise to material items includable in comprehensive income, which were not already included in net income. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

Segment Reporting

The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Pursuant to this pronouncement, the reportable operating segments are determined based on the Company's management approach. The management approach, as defined by SFAS No. 131, is based on the way that the chief operating decision maker organizes the segments within an enterprise for making operating decisions and assessing performance. The Company's results of operations are reviewed by the chief operating decision maker on a consolidated basis and the Company operates in only one segment. The Company has presented required geographical data in Note 11, and no additional segment data has been presented.

Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the financial statements where the fair value is different than the book value of those financial instruments. When the fair value approximates book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows. At June 30, 2005 and 2004, management of the Company believes the carrying value of all financial instruments approximated fair value.

Shipping and Handling Revenues and Costs

Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Revenues and Costs requires that all shipping and handling billed to customers should be reported as revenue and the costs associated with these revenues may be classified as either cost of sales, or selling, general, and administrative costs, with footnote disclosure as to classification of these costs. The Company records the amount billed to customers in net sales and classifies the costs associated with these revenues in cost of sales.

Derivative Instruments and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet measured at fair value.

In October 2000, the Company entered into an interest rate swap to maintain the value-at-risk inherent in its interest rate exposures. This financial instrument expired in October 2002. This transaction met the requirements for cash flow hedge accounting, as the instrument was designated to a specific debt balance. Accordingly, any gain or loss associated with the difference between interest rates was included as a component of interest expense. The Company does not hold or enter into derivative financial instruments for trading or speculative purposes.

New Accounting Pronouncement

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4". SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period costs. The provisions of SFAS 151 are effective for fiscal 2006. Management is currently evaluating the provisions of SFAS 151 and does not expect adoption will have a material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB finalized SFAS No. 123R "Share-Based Payment" ("SFAS 123R"), amending SFAS No. 123, effective beginning the Company's first quarter of fiscal 2006. SFAS 123R will require the Company to expense stock options based on grant date fair value in its financial statements. Further, the adoption of SFAS 123R will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. The effect of expensing stock options on the Company's results of operations using a Black-Scholes option-pricing model is presented in Note 1. The adoption of SFAS 123R will have no effect on the Company's cash flows or financial position, but will have an adverse impact on results of operations.

In December 2004, the FASB issued FASB Staff Position No. SFAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004", ("SFAS 109-2"). The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer ("repatriation provision"), provided certain criteria are met. SFAS 109-2 provides accounting and disclosure guidance for the repatriation provision. The provisions of SFAS 109-2 will not have a material impact on the Company's tax provision and financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29". This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for the Company's fiscal year ending June 2006. The adoption of FAS No. 153 is not expected to have a material impact on the Company's consolidated financial position, liquidity or results of operations.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3". This statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves the financial reporting because its requirements enhance the consistency of the financial reporting between periods. During the reporting period, the Company did not have any accounting changes or error corrections.

NOTE 2 - Business and Credit Concentrations

The Company had two customers (Customer A and B) with accounts receivable balances that aggregated 35% and 31% of the Company's accounts receivable at June 30, 2005 and 2004, respectively. Sales to neither of these customers exceeded 10% of net sales in any of the past three years.

The Company had a third customer (Customer C) whose sales accounted for 0%, 1% and 19% of the Company's net sales in fiscal 2005, 2004 and 2003. During the past three fiscal years no other customer represented more than 10% of the Company's net sales. The Company terminated its relationship with Customer C in fiscal 2004.

NOTE 3 - Inventories

Inventories consist of the following:

June 30,	**2005**	2004
	(in thousands)	
Component parts	**$10,740**	$9,423
Work-in-process	**1,697**	1,352
Finished products	**3,805**	3,819
	$16,242	$14,594

NOTE 4 - Property, Plant, and Equipment

Property, plant and equipment consist of the following:

June 30,	**2005**	2004	Useful Life In years
	(in thousands)		
Land	**$904**	$904	—
Buildings	**8,911**	8,911	30 to 40
Molds and dies	**4,563**	4,438	3 to 5
Furniture and fixtures	**1,401**	1,334	5 to 10
Machinery and equipment	**12,780**	12,314	7 to 10
Leasehold improvements	**191**	191	Shorter of the lease term or life of asset
	28,750	28,092	
Less: accumulated depreciation and amortization	**20,217**	19,105	
	$8,533	$8,987	

Depreciation and amortization expense on property, plant, and equipment was approximately $1,112,000, $1,159,000 and $1,254,000 in fiscal 2005, 2004 and 2003, respectively.

NOTE 5 – Income Taxes

Provision (benefit) for income taxes consists of the following:

For the Years Ended June 30	**2005**	2004	2003
		(in thousands)	
Current income taxes:			
Federal	**$2,496**	$2,250	$428
State	**5**	—	—
Foreign	**17**	—	15
	2,518	2,250	443
Deferred income tax expense (benefit)	**709**	(49)	172
Provision for income taxes	**$3,227**	$2,201	$615

The difference between the statutory U.S. Federal income tax rate and the Company's effective tax rate as reflected in the consolidated statements of income is as follows (dollars in thousands):

For the Years Ended June 30	2005		2004		2003	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Tax at Federal statutory rate	**$3,011**	**34.0%**	$1,882	34.0%	$553	34.0%
Increases (decreases) in taxes resulting from:						
Meals and entertainment	**60**	**.7**	54	1.0	55	3.4
State income taxes, net of Federal income tax benefit	**3**	**—**	97	1.7	—	—
Foreign source income and taxes	**(2)**	**—**			19	1.1
Valuation allowance	**—**	**—**	(97)	(1.7)	—	—
Other, net	**155**	**1.7**	265	4.8	(12)	(.7)
Provision for income taxes	**$3,227**	**36.4%**	$2,201	39.8%	$615	37.8%

Deferred tax assets and deferred tax liabilities at June 30, 2005 and 2004 are as follows (in thousands):

	Current Deferred Tax Assets (Liabilities)		Long-Term Deferred Tax Assets (Liabilities)	
	2005	2004	2005	2004
Accounts receivable	**$67**	$105	**$—**	$—
Inventories	**1,020**	1,229	**—**	—
Accrued liabilities	**269**	249	**—**	—
State net operating loss carryforward	**354**	97	**—**	—
Goodwill	**—**	—	**(798)**	(509)
Property, plant and equipment	**—**	—	**(824)**	(768)
Alternative minimum tax credit	**—**	167	**43**	—
Other	**—**	13	**—**	—
	$1,710	$1,860	**$(1,579)**	$(1,277)
Valuation allowance	**(354)**	(97)	**—**	—
Net deferred taxes	**$1,356**	$1,763	**$(1,579)**	$(1,277)

In March 2003, Napco Security Systems, Inc. timely filed its income tax return for the fiscal year ended June 30, 2002. This return included an election to treat one of the Company's foreign subsidiaries, Napco DR, as if it were a domestic corporation beginning July 1, 2001. This election is based on a then recently enacted Internal Revenue Code ("Code") provision. As a result of this election, Napco DR is treated, for Federal income tax purposes, as transferring all of its assets to a domestic corporation in connection with an exchange. Although this type of transfer usually results in the recognition of taxable income to the extent of any untaxed earnings and profits, the Code provision provides an exemption for applicable corporations. The Company qualifies as an applicable corporation persuant to this Code section, and based on this Code exemption, the company treated the transfer of approximately $27,000,000 of Napco DR's untaxed earnings and profits as nontaxable.

The Internal Revenue Service has issued a Revenue Procedure which is inconsistent with the Code exemption described above. The Code is the actual law; a Revenue Procedure is the IRS's interpretation of the law. The Code has a higher level of authority than a Revenue Procedure. Management believes that it has appropriately relied on the guidance in the Code when filing its income tax return. If challenged, the Company believes that the potential liability would range from $0 to $9,450,000. However, the Company also believes there are other mitigating factors that would limit the amount of the potential liability, and as a result, management accrued a liability of $2,243,000 as of June 30, 2002. The Company's tax provision utilizes estimates made by management and as such, is subject to change as described in Note 1 of the Consolidated financial statements.

NOTE 6 - Long-Term Debt

Long-term debt consists of the following:

June 30	2005	2004
	(in thousands)	
Revolving credit and term loan facility (a)	**$1,950**	$5,713
Term loan (b)	**—**	1,650
Term loan (c)	**—**	937
	1,950	8,300
Less: current portion of long-term debt	**—**	1,900
	$1,950	$6,400

(a) In May 2001, the Company amended its secured revolving credit agreement with its primary bank. The Company's borrowing capacity under the amended agreement was increased to $18,000,000. The amended revolving credit agreement is secured by all the accounts receivable, inventory, the Company's headquarters in Amityville, New York and certain other assets of Napco Security Systems, Inc. and the common stock of three of the Company's subsidiaries. The revolving credit agreement bears interest at either the Prime Rate less 1/4% or an alternate rate based on LIBOR as described in the agreement. At June 30, 2005, the interest rate on this debt was 4.7%. The revolving credit agreement which was to expire in July 2005 was subsequently extended to September 2008 and any outstanding borrowings are to be repaid or refinanced on or before that time. The agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. As of June 30, 2005, the Company was not in compliance with one of these covenants for which it has received an appropriate waiver from its bank.

(b) On July 27, 2000, the Company entered into a five year $8,250,000 secured term loan with its primary bank in connection with the acquisition of Continental Instruments Systems, LLC. Under the agreement, the loan is to be repaid in 60 equal monthly installments of $137,500, plus interest. The agreement contained various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. In December 2004, the Company accelerated full repayment of this secured term loan and the treasury stock repurchase term loan described in paragraph (c) below.

(c) In connection with the treasury stock repurchase described in Note 8, the Company entered into a five year $1,250,000 term loan from its primary bank. Under this agreement, the loan is to be repaid in 60 equal monthly installments of $20,833, plus interest at a variable rate as defined. In December 2004, the Company repaid this loan in full.

Maturities of long-term debt are as follows:

Year Ending June 30	Amount
	(in thousands)
2006	$ —
2007	—
2008	—
2009	1,950
Total	$1,950

NOTE 7 - Stock Options

In November 1992, the stockholders approved a 10-year extension of the already-existing 1982 Incentive Stock Option Plan (the 1992 Plan). The 1992 Plan authorized the granting of awards, the exercise of which would allow up to an aggregate of approximately 1,958,400 shares of the Company's common stock to be acquired by the holders of such awards. The 1992 Plan terminated in October 2002. As of June 30, 2005, there were 200,640 stock options granted to employees of which 173,760 were exercisable.

In December 2002, the stockholders approved the 2002 Employee Stock Option Plan (the 2002 Plan). The 2002 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 816,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2002 Plan, the Company may grant stock options, which are intended to qualify as incentive stock options (ISOs), to key employees. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2002 Plan, stock options have been granted to key employees with a term of 10 years at an exercise price equal to the fair market value on the date of grant and are exercisable in whole or in part at 20% per year from the date of grant. At June 30, 2005, 486,000 stock options were granted, 328,800 stock options were available for grant, and 266,160 stock options were exercisable under this plan.

The following table reflects activity under the 1992 and 2002 Plans for the fiscal years ended:

	2005		2004		2003	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	**838,080**	**$3.28**	1,541,280	$2.18	1,340,880	$1.58
Granted	**—**	**—**	124,800	4.48	386,400	4.08
Exercised	**(151,440)**	**1.64**	(826,800)	1.34	(157,200)	1.66
Forfeited	**—**	**—**	(1,200)	2.71	(7,200)	1.62
Canceled/lapsed	**—**	**—**	—	—	(21,600)	1.62
Outstanding at end of year	**686,640**	**$3.65**	838,080	$3.28	1,541,280	$2.18
Exercisable at end of year	**439,920**	**$2.78**	441,120	$2.78	1,020,480	$1.63
Weighted average fair value of options granted	**$ n/a**		$2.54		$1.63	

The following table summarizes information about stock options outstanding at June 30, 2005:

	Options outstanding			**Options exercisable**	
Range of exercise prices	Number outstanding at June 30, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2005	Weighted average average exercise price
$1.62 to $1.65	8,160	0.03	$1.61	8,160	$1.61
$1.66 to $2.65	132,480	0.88	2.13	117,600	2.11
$2.66 to $4.70	546,000	7.34	4.05	314,160	3.96
	686,640	6.01	$3.65	439,920	$2.78

NOTE 7 - Stock Options, continued

In September 2000, the stockholders approved a 10 year extension of the already existing 1990 nonemployee stock option plan (the 2000 Plan) to encourage nonemployee directors and consultants of the Company to invest in the Company's stock. The 2000 Plan provides for the granting of nonqualified stock options, the exercise of which would allow up to an aggregate of 120,000 shares of the Company's common stock to be acquired by the holders of the stock options. The 2000 Plan provides that the option price will not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable at 20% per year and expire five years after the date of grant. The Company has adopted SFAS No. 123 to account for stock-based compensation awards granted to nonemployee consultants, under which a compensation cost is recognized for the fair value of the options granted as of the date of grant. Under this plan, as of June 30, 2005, 2004 and 2003, 96,000 options were granted to directors with a weighted average exercise price of $1.72 and a weighted average remaining contractual life at June 30, 2005 of 0.24 years. There were 38,400 options exercised under the 2000 Plan during the year ended June 30, 2004. There were no other options exercised, cancelled, or forfeited under this plan during the years ended June 30, 2005, 2004 and 2003. As of June 30, 2005, 2004 and 2003, respectively, 57,600, 38,400 and 57,600 stock options were exercisable under this plan. No compensation expense was recorded for stock options granted to directors.

NOTE 8 - Stock Purchase

In January 2003, the Company repurchased 600,000 shares of its common stock from two stockholders, unaffiliated with the Company, at $4.06 per share, a discount from its then current trading price of $4.17. The transaction was approved by the Board of Directors and the purchase price of $2,442,000 (including fees of $5,000), was financed through the Company's revolving line of credit and a new five year term loan from its primary bank for $1,250,000. The term loan was being repaid in 60 equal monthly installments commencing on April 30, 2003. In December 2004, the Company repaid this term loan in full.

NOTE 9 - 401(k) Plan

The Company maintains a 401(k) plan covering all U.S. employees with one or more years of service. The plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. The Company provides for matching contributions of 50% of the first 2% of employee contributions. Company contributions to the plan totaled approximately $80,000, $73,000, and $73,000 for the fiscal years ended 2005, 2004 and 2003, respectively.

NOTE 10 - Commitments and Contingencies

Leases

The Company is committed under various operating leases, which do not extend beyond fiscal 2010. Minimum lease payments through the expiration dates of these leases, with the exception of the land lease referred to below, are as follows:

Year Ending June 30	Amount
2006	$86,000
2007	53,000
2008	15,000
2009	—
2010	—
Total	$154,000

Rent expense, with the exception of the land lease referred to below, totaled approximately $138,000, $192,000 and $321,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Land Lease

On April 26, 1993, one of the Company's foreign subsidiaries entered into a 99 year lease for approximately four acres of land in the Dominican Republic, at an annual cost of approximately $288,000, on which the Company's principal production facility is located.

Letters of Credit

At June 30, 2005, the Company was committed for approximately $299,000 under open commercial letters of credit.

Litigation

In August 2001, the Company became a defendant in a product related lawsuit, in which the plaintiff seeks damages of approximately $17,000,000. This action is being defended by the Company's insurance company on behalf of the Company. Management believes that the action is without merit and plans to have this action vigorously defended.

In December 2004, the Company became a defendant in a product related lawsuit, in which the plaintiff seeks damages of approximately $1,500,000. This action is being defended by the Company's insurance company on behalf of the Company. Management believes that the action is without merit and plans to have this action vigorously defended.

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

Employment Agreements

As of June 30, 2005, the Company was obligated under four employment agreements and one severance agreement. Compensation under the agreements includes annual salaries approximating $1,125,000. The employment agreements provide for annual bonuses based upon sales and profits, or a formula to be determined by the Board of Directors, and various severance payments as defined in each agreement. One agreement, with current annual compensation of $471,000, includes additional compensation of 100,000 stock options that vest 20% per year or upon a change in control, as defined, and a termination payment in an amount equal to 299% of the average of the prior five calendar year's compensation, subject to certain limitations, as defined. The employment agreements expire at various times through June 2008.

NOTE 11 - Geographical Data

The Company is engaged in one major line of business: the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use. Sales to unaffiliated customers are primarily shipped from the United States. The Company has customers worldwide with major concentrations in North America, Europe, and South America.

The Company observes the provisions of SFAS No. 131. The following represents selected consolidated geographical data for the fiscal years ended June 30, 2005, 2004, and 2003:

	2005	2004	2003
		(in thousands)	
Sales to external customers(1):			
Domestic	**$54,654**	$48,626	$47,965
Export	**10,575**	9,467	9,375
	$65,229	$58,093	$57,340
Identifiable assets:			
United States	**$41,753**	$40,153	$39,005
Foreign(2)	**18,154**	16,519	18,344
	$59,907	$56,672	$57,349

(1) All of the Company's sales occur in the United States and are shipped primarily from the Company's facilities in the United States and United Kingdom. There were no sales into any one foreign country in excess of 10% of total net sales.

(2) Foreign identifiable assets consist primarily of inventories and fixed assets, which are located at the Company's principal manufacturing facility in the Dominican Republic.

Quarterly Results

The following table sets forth unaudited financial data for each of the Company's last eight fiscal quarters (in thousands except for per share data).

	Fiscal Year Ended June 30, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Sales	$13,440	$16,019	$15,743	$20,027
Gross Profit	4,273	4,918	5,096	9,637
Income from Operations	901	1,450	1,673	4,886
Net Income	513	872	1,013	3,231
Net Income Per Share				
Basic EPS	.06	.10	.12	.38
Diluted EPS	.06	.10	.11	.35

	Fiscal Year Ended June 30, 2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Sales	$9,835	$14,629	$14,742	$18,887
Gross Profit	2,983	4,552	4,622	7,383
Income (Loss) from Operations	(294)	1,247	1,259	3,853
Net Income (Loss)	(282)	728	734	2,155
Net Income (Loss) Per Share				
Basic EPS	(.04)*	.09i	.09	.28
Diluted EPS	(.04)*	.09	.09	.25

** Restated to reflect 20% stock dividend reported in the first fiscal quarter of 2005.*

Market for the Registrant's Common Equity and Related Stock Holder Matters

Principal Market

NAPCO's Common Stock is traded on the NASDAQ Stock Market, National Market System, under the symbol NSSC.

The tables set forth below reflect the range of high and low sales of the Common Stock in each quarter of the past two fiscal years as reported by the NASDAQ National Market System and as adjusted for the 2:1 stock split effective as of April 2004 and the 20% stock dividend effective November 2004.

	Fiscal 2005			
Quarter Ended	Sept. 30	Dec. 31	March 31	June 30
Common Stock				
High	$7.542	$13.38	$13.24	$10.52
Low	$5.583	$7.342	$10.06	$8.77

	Fiscal 2004			
Quarter Ended	Sept. 30	Dec. 31	March 31	June 30
Common Stock				
High	$4.062	$3.687	$7.129	$9.35
Low	$3.632	$3.046	$3.004	$5.675

Approximate Number of Security Holders

The number of holders of record of NAPCO's Common Stock as of September 23, 2005 was 144 (such number does not include beneficial owners of stock held in nominee name).

Dividend Information

NAPCO has declared no cash dividends during the past two years with respect to its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Any cash dividends must be authorized by the Company's primary lender.

Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors and Stockholders
Napco Security Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Napco Security Systems, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Napco Security Systems, Inc. and subsidiaries as of June 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

Melville, New York
September 14, 2005

OFFICERS & DIRECTORS

Richard L. Soloway
Chairman, President and C.E.O.

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Jorge D. Hevia
Senior Vice President of Sales and Marketing

Michael Carrieri
Senior Vice President of Engineering

Alfred DePierro
Vice President of Engineering
Microcomputer Applications

Raymond Gaudio
Vice President of Engineering
Software Applications

DIRECTORS

Richard L. Soloway
Chairman, President and C.E.O.

Paul Stephen Beeber
Attorney

Randy B. Blaustein, Esq.
Tax Attorney

Arnold B. Blumenthal
Vice President,
Government Security News

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Donna A. Soloway
Security Industry Publicist

Andrew J. Wilder
Officer of Israeloff,
Trattner & Company

COMMON STOCK LISTING

Nasdaq National Market®
(Symbol—"NSSC")

INVESTOR RELATIONS

Copies of the Company's Annual Report, Forms 10-K and 10-Q and other information filed with the Securities and Exchange Commission may be obtained directly from the Corporation by contacting:

NAPCO Security Systems, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

TRANSFER AGENT

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Marcum & Kliegman LLP
10 Melville Park Road
Melville, NY 11747

LEGAL COUNSEL

Shapiro Forman Allen Sava & McPherson LLP
380 Madison Avenue
New York, NY 10017

PRIMARY BANK

HSBC Bank USA
534 Broadhollow Road
Melville, NY 11747


NAPCO

WWW.NAPCOSECURITY.COM



USA Headquarters & Plant 1
Amityville, NY



Plant 2
Dominican Republic, Caribbean



Euro Sales and Warehouse
Warrington, [illegible]



Middle East Sales and Warehouse
Dubai, UAE